99.1          DCP Mainstream LP Gas Contract dated October 1, 2007

                             GAS PURCHASE CONTRACT

       This Gas Purchase Contract (the "Contract") is entered as of October 1, 2007, between SOUTH TEXAS OIL COMPANY ("Seller") and DCP MIDSTREAM, LP ("Buyer").

       For and in consideration of the mutual covenants contained herein, the parties agree as follows:

       1. COMMITMENT. Seller will sell and deliver and Buyer will purchase and receive gas produced from all wells now or later located on all oil and gas interests now or later owned or controlled by Seller on or allocated to the lands outlined in Exhibit B, attached hereto in Bastrop County, Texas. Definitions and General Terms and Conditions included in this Contract are attached as Exhibit A. All Exhibits mentioned herein are incorporated by reference.

       2. DELIVERY POINTS. The Delivery Points for gas to be delivered by Seller to Buyer for existing sources of production will be at the inlets of Buyer's Facilities at a mutually agreeable site on Buyer's 10" pipeline. Seller agrees to lay a pipeline from the Graeco No. 1 Well, located in the T. Highsmith Survey, A-194, Bastrop County, Texas, to Buyer's Affiliate's 10" pipeline located near the South Line of the R. H. Grimes Survey, A-173, Bastrop County, Texas, a distance of approximately three miles. This line is to be constructed within 100 days from the date of execution of this Contract, and be at least 6 inches in diameter, or the hydraulic equivalent of a 6" pipeline. The Delivery Points for future sources of production committed under this Contract will be established under Section B.2 of Exhibit A, except Buyer agrees to install measurement stations for all future wells, such measurement stations to be on Buyer's Affiliate's 10" pipeline or at other mutually agreeable locations, so long as Seller can demonstrate continuous flow of at least 50 Mcf per Day and Seller installs the necessary pipeline to each new Delivery Point. Title to the gas and all its components shall pass to and vest in Buyer at the Delivery Points without regard to the purposes for which Buyer may later use or sell the gas or its components.

       3. DELIVERY PRESSURE. Seller will deliver the gas at the Delivery Points at a pressure sufficient to enable it to enter Buyer's Facilities against the working pressure at reasonably uniform rates of delivery, not to exceed the maximum allowable operating pressure established by Buyer or pressures that prevent others from producing ratably. Buyer shall cause its Affiliate to endeavor to operate its gathering system in the area of the Delivery Points at a pressure not to exceed forty (40) psig. Buyer in its discretion may require that Seller install and operate a pressure relief or reduction device upstream of any Delivery Point set at the pressure designated by Buyer to limit the pressure at which Seller delivers gas, where Seller's deliveries might interfere with ratable deliveries from others or to enhance safety.

       4. QUANTITY. (a) Seller shall deliver and Buyer shall purchase and take Seller's gas subject to the operating conditions and capacity of Buyer's Facilities and resale markets. Although there is no specific purchase quantity, Buyer will use commercially reasonable efforts to market gas for resale and operate its facilities in an effort to maintain consistent takes of all available quantities. If Buyer takes less than the full quantities available, Buyer will use commercially reasonable efforts to purchase gas from the lands covered by this Contract ratably with its purchases of similar gas in each common gathering system or area within its capabilities using existing facilities, in compliance with Buyer's existing contracts and with applicable laws and regulations, including ratable purchases from Buyer's affiliates.

             (a) Seller may dispose of any gas not taken by Buyer for any reason, including events of Force Majeure, subject to Buyer's right to resume purchases at any subsequent time. If Buyer does not take gas for 15 consecutive Days and Seller secures a different temporary market, Buyer may resume purchases only upon 15 Days' advance written notice as of the beginning of a Month unless otherwise agreed.

             (b) Seller will use commercially reasonable efforts to deliver gas meeting the quality requirements of Section F of Exhibit A and to avoid delivery of Inferior Liquids as defined in Section A(i) of Exhibit
       A. If the gas at any Delivery Point becomes insufficient in volume, quality, or pressure, Buyer may cease gas takes such Delivery Point for so long as the condition exists. If Buyer ceases taking gas under this Section for 30 consecutive Days for reasons other than quality [Section F of Exhibit A] or Force Majeure [Section H of Exhibit A], Seller may terminate this Contract with respect to the affected Delivery Points as to the then productive zones upon 30 Days' advance written notice to Buyer; provided that during the notice period Buyer may resume consistent takes and purchases, and thereby avoid Contract termination under Seller's notice.

       5. PRICE.

       5.1 CONSIDERATION. As full consideration for the gas and all its components deliveredto Buyer each month, Buyer shall pay Seller (i) **% of the net value determined under Section 5.2 below for Residue Gas attributable to Seller's gas, and (ii) **% of the net value determined under Section 5.3 below for any recovered NGLs attributable to Seller's gas. If Seller's deliveries exceed an average of 1,000 Mcf per Day during any month, Buyer shall pay Seller (i) **% of the net value determined under Section 5.2 below for Residue Gas attributed to Seller's gas, and (ii) **% of the net value determined under
Section 5.3 below for any recovered NGLs attributed to Seller's gas. No separate payment or value calculation is to be made under this Contract for helium, sulfur, CO2, other non-hydrocarbons, or for Inferior Liquids.

       5.2 RESIDUE GAS VALUE. The net residue gas value will be determined by multiplying the MMBtus of residue gas allocable to Seller times the index price per MMBtu published in INSIDE F.E.R.C.'S GAS MARKET REPORT in its first publication of the month in which the gas is delivered for "PRICES OF SPOT GAS DELIVERED TO PIPELINES" for HOUSTON SHIP CHANNEL (LARGE PACKAGES ONLY)("INDEX PRICE") less 15{cent} per MMBtu for Seller's residue gas. If this Index Price quotation is discontinued or materially modified, its successor will be used, or in the absence of a successor, Buyer and Seller will promptly select another publication that enables calculation of an Index Price closely comparable to that previously used. If a change in the Index Price becomes necessary, Buyer will so inform Seller by written notice, setting forth Buyer's proposed changes.

       5.3 NGL VALUE. The net value of any recovered NGLs attributable to Seller will be determined by multiplying the quantity of each NGL component attributable to Seller's gas by the average price per gallon for each NGL component f.o.b. Buyer's Facilities. "Average price" as to each NGL component means the simple average of the midpoint of the daily high/low spot price for
(i) ethane in E-P mix, (ii) Non-TET propane, (iii) Non-TET isobutane, (iv) Non-TET normal butane, and (v) NonTET natural gasoline (pentanes and heavier) during the month as reported for Mont Belvieu, Texas by the Oil Price Information Service (or in its absence, a comparable successor publication designated by Buyer) less a transportation, fractionation, and storage ("TF&S") fee of $0.0*** per gallon. As of January 1 of each calendar year beginning with 2007, Buyer will adjust the TF&S fee upward or downward as follows, but it will never be less than the initial fee. Buyer will adjust (i) 50% of the TF&S fee by an amount equal to the annual percentage of change in the preliminary estimate of the implicit price deflator, seasonally adjusted, for the gross domestic product ("GDP") as computed and most recently published by the U.S. Department of Commerce, rounded to the nearest 100th cent, or in its absence, a similar successor adjustment factor designated by Buyer, and (ii) 50% of the TF&S fee by the percentage difference between the yearly average of the previous year's monthly Index Prices defined in Section 5.2 above and those for the second previous year.

       5.4 LOW VOLUME DELIVERY POINTS. For gas delivered at any metered Delivery Points at which the volume delivered to Buyer has a volume of 300 Mcf per month or less ("Low Volume"),- Seller shall pay Buyer its pro rata share of a fee of $**.00 per month per meter to cover Buyer's administration and maintenance costs. However, Buyer shall not charge Seller a low volume fee during the first three months days following initial deliveries at each Delivery Point hereunder. A low volume fee will be assessed, if applicable, for all production months beginning the first Day of the month following the initial three month period at each Delivery Point.

       5.5 ALLOCATION OF RESIDUE GAS AND NGLS. Buyer will determine the residue gas and NGLs attributable to Seller using the following definitions and procedures. Additional definitions are in Section A of Exhibit A. From time to time Buyer may make changes and adjustments in its allocation methods to improve accuracy or efficiency to the extent changes do not have a material financial impact on Seller.

           (A)      NGLS ALLOCABLE TO SELLER.
           (i) The quantity of each NGL component allocable to Seller's gas will be determined by multiplying the total quantity of each NGL component saved and sold at the plant or plants by a fraction. The numerator will be the gallons of that NGL component contained in the gas delivered by Seller as determined by chromatographic analysis or other accepted method in the industry, and the denominator will be the total gallons of that component contained in all gas delivered to Buyer from sources connected to Buyer's Facilities. Sub-area breakdowns or allocation of field fuel to wells receiving low pressure service may be used as stated in (b)(ii) below
           (B)      RESIDUE GAS ALLOCABLE TO SELLER.
           (i) The MMBtus of "residue gas allocable to Seller" will be determined by multiplying the MMBtus of "residue gas available for sale" from Buyer's Facilities by a fraction. The numerator will be the "theoretical MMBtus of residue gas remaining from Seller's gas" delivered by Seller, and the denominator will be the total of the theoretical MMBtus of residue gas remaining from all gas delivered to Buyer from the common sources connected to Buyer's Facilities. "Residue gas available for sale" means all residue gas available from Buyer's Facilities, net of residue gas required for the operation of Buyer's Facilities. The "theoretical MMBtus of residue gas remaining from Seller's gas" means the sum of the MMBtus of methane and heavier hydrocarbons contained in Seller's gas as determined by chromatographic analysis or other accepted method in the industry, less the MMBtus of NGLs saved and sold attributable to Seller's gas.
           (ii)Buyer may apply the allocation  principles  of this Section
     5.6 repeatedly to sub areas or separately measured systems in order to improve accuracy. For example, Buyer may allocate plant NGL and residue gas volumes to field gathering system boosters, then use the same principles to allocate those results further to sources behind those boosters, or Buyer may allocate all field fuel to all wells receiving low pressure service and thus benefiting from compression.

     6. TERM. This Contract shall be in force for a primary term through September 30, 2012, and from month to month thereafter until canceled by either party as of the end of the primary term or any anniversary thereafter by giving the other party at least 60 Days' but no more than 120 Days' advance written notice of termination.

 7. ADDRESSES AND NOTICES. Either party may give notices to the other party by firstclass mail postage prepaid, by overnight delivery service, or by facsimile with receipt confirmed at the-following addresses or other addresses furnished by a party by written notice. Unless Seller objects in writing, Buyer may also use Seller's current address for payments. Any telephone numbers below are solely for information and are not for Contract notices. The parties opt out of electronic delivery of notices and amendments under this Contract, except that notices and hand-signed amendments may be delivered by facsimile with receipt confirmed as stated above.

Notices to Seller - Correspondence      South Texas Oil Company
                                        Attn: Mr. Mr. J. Scott Zimmerman
                                        769 Hwy 95 North
                                        Bastrop, Texas 78602
                                        Phone: (303) 981-3314
                                        Fax: (512) 321-4737

Notices to Buyer - General:             DCP Midstream, LP
(Gas Acquisitions and Accounting)       5718 Westheimer Road, Suite 2000
                                        Houston, Texas 77057
                                        Phone: (713) 735-3600
                                        Fax: (713) 735-3101

Ownership changes, Division             DCP Midstream, LP
Orders:                                 Division Orders
                                        Two Warren Place
                                        6120 South Yale, Suite 1100
                                        Tulsa, OK 74136
                                        Fax: (918) 499-4286

       The   parties  have  signed  this  Contract  by  their  duly  authorized representatives as of the date first set forth above.




SOUTH TEXAS OIL COMPANY             DCP MIDSTREAM, LP



By ___________________________      By  ___________________________________
Chief Operating Officer             Managing  Director,  South  and Central
                                    Texas

Signed on: October 31, 2007
Buyer                                   Seller